UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “DDC,” “Company,” and “we” refer to DDC Enterprise Limited.

Entry into Material Definitive Agreements

Subscription Agreements

On or around October 8, 2025, DDC Enterprise Limited (the “Company”) entered into eight separate subscription agreements (the “Subscription Agreements”) with eight investors (the “Investors”). Pursuant to the Subscription Agreements, the Investors agreed to subscribe for and purchase, and the Company agreed to sell and issue to the eight Investors, an aggregate of 12,400,000 Class A ordinary shares, par value $0.40 per share (the “Subscribed Shares”), at a purchase price of $10.00 per share. The closing of the sale and purchase of the Subscribed Shares requires satisfaction of all NYSE American requirements.

The foregoing description of the Subscription Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreements, a form of which is furnished hereto as Exhibit 10.1 and incorporated herein by reference.

Additional Agreements

The Company has also entered into lock-up agreements (the “Lock-up Agreements”) and registration rights agreements (the “Registration Rights Agreements”) with respect to the Subscribed Shares. The lock-up provisions restrict the Investors from transferring, selling, or otherwise disposing of their securities in staggered portions for varying periods following the closing date. Pursuant to the Registration Rights Agreements, the Company shall within 15 calendar days after closing file a registration statement with the SEC to register the Subscribed Shares for resale.

The foregoing description of the Lock-up Agreements and the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Lock-up Agreements and the Registration Rights Agreement, forms of which are furnished hereto as Exhibit 10.2 and 10.3, respectively, and incorporated herein by reference.

On October 8, 2025, the Company issued a press release announcing the entry into the various agreements described above. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

As of the date hereof, there are 9,999,199 Class A ordinary shares issued and outstanding. Upon approval from the NYSE American for the various share issuances to which the Company has committed, there will be 23,309,005 Class A ordinary shares issued and outstanding.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, closing of the sale and purchase of the shares pursuant to the Subscription Agreements are forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s Bitcoin strategy; performance of any joint ventures; DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: October 14, 2025	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement
10.2	Form of Lock-up Agreement
10.3	Form of Registration Rights Agreement
99.1	Press Release issued October 8, 2025

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